Exhibit 4(c)(vi)

INTERCONTINENTAL HOTELS GROUP

ANNUAL BONUS PLAN

(as amended on 6 December 2007 and 9 February 2012)

Shareholders’ Approval:	15 June 2005

Directors’ Adoption:	15 June 2005

Expiry:	15 June 2015

THE INTERCONTINENTAL HOTELS GROUP ANNUAL BONUS PLAN

1	Meanings of words used

1.1	In these Rules:

“Bonus Award” means an award of cash or Bonus Shares made to a Participant in accordance with the Plan;

“Bonus Shares” means the Shares comprised in a Bonus Award, which may be in the form of a Conditional Award or a Forfeitable Award;

“Change in Ownership under Section 409A” means a “change in ownership” within the meaning of US Treasury Regulation Section 1.409A-3(i)(5)(v). In general, a change in the ownership of a corporation occurs on the date that any one person, or more than one person acting as a group (as defined for purposes of Section 409A), acquires ownership of stock of the corporation that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of such corporation. However, if any one person, or more than one person acting as a group, is considered to own more than 50 percent of the total fair market value or total voting power of the stock of a corporation, the acquisition of additional stock by the same person or persons is not considered to cause a change in the ownership of the corporation. An increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which the corporation acquires its stock in exchange for property will be treated as an acquisition of stock for purposes of this section. This section applies only when there is a transfer of stock of a corporation (or issuance of stock of a corporation) and stock in such corporation remains outstanding after the transaction.

“Committee” means the Board of Directors of the Company or a duly authorised committee;

“Company” means InterContinental Hotels Group PLC (with registered number 5134420);

“Conditional Award” means an award of Bonus Shares within Rule 4.3.1;

“Forfeitable Award” means an award of Bonus Shares within Rule 4.3.2;

“Forfeitable Share Agreement” means the agreement setting out the terms of a Forfeitable Award as required by Rule 4.3;

“Group Company” means the Company, any company which is a subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985 and any other company which is associated with the Company and is so designated by the Committee;

“Matching Shares” means additional Shares specified in a Participant’s notification under Rule 2.6 and awarded under Rule 4.4;

“Option Plan” means the InterContinental Hotels Group Executive Share Option Plan, as amended from time to time;

“Participant” means a person who has been selected to participate in the Plan under Rule 2.2;

“Performance Target” means any target specified for a financial year in relation to a Bonus Award;

“Plan” means this plan known as “The InterContinental Hotels Group Annual Bonus Plan” in its present form and as from time to time altered in accordance with the Rules;

“LTIP” means the InterContinental Hotels Group Long Term Incentive Plan (formerly known as Performance Restricted Share Plan) as amended from time to time;

“Reconstruction or Takeover” means any takeover, merger or internal reconstruction, however effected, including a reverse takeover, partial offer, reorganisation or scheme of arrangement sanctioned by the court;

“Release Date” in relation to any Bonus Shares subject to a Forfeitable Award, the date on which the Participant is entitled to them free of any restrictions, and in relation to any Matching Shares and any Bonus Shares subject to a Conditional Award, means the date on which the Participant becomes entitled to receive them under Rule 9, as specified in the notification to the Participant under Rule 2.6 and the making of Awards under Rule 4, but in all cases subject to any delay under Rule 9.2 and subject to any advancement under any other provision of the Rules;

“Rules” means these rules as amended from time to time;

“Salary” in relation to a Bonus Award for a financial year, means the basic annual salary in effect on the last day of that financial year excluding all payments additional to basic salary (for example mortgage support allowance, expatriate allowance etc);

“Section 409A” means Section 409A of the US Internal Revenue Code of 1986, as amended.

“Shares” means fully paid ordinary shares in the capital of the Company, and includes any shares representing them following a Reconstruction or Takeover;

“SIPs” means the InterContinental Hotels Group Share Incentive Plan and the Britvic Share Incentive Plan as amended from time to time;

1.2	Where the context admits or requires the singular includes the plural and the masculine includes the feminine and vice versa; references to any statutory provision include any modification or re-enactment.

1.3	Headings will be ignored in construing the Rules.

2	Operation of the Plan

2.1	Timing of Operation: The Committee may decide at any time and at its discretion when the Plan shall be operated.

2.2	Selection of Participants: In relation to any operation of the Plan the Committee may select any employees or executive directors of any Group Company to be Participants in the Plan. The Committee will grant conditional Bonus Awards to the Participants it selects to participate in the Plan. The Committee has the right to withdraw a Participant from the Plan at any time if it considers that the Participant’s failure or inability to contribute to the management team effort warrant this, for example if:

2.2.1	the participant’s personal performance is formally appraised as unsatisfactory

2.2.2	the participant is subject to disciplinary action

2.2.3	the participant is absent from work due to prolonged illness and is unable to contribute to team performance.

2.3	Performance Target: any Performance Target must relate to a period which is no longer than one financial year.

2.4	Basis of Calculation of Bonus Awards: Bonus Awards to be made on achievement of the Performance Target shall be calculated as a specified percentage of Salary. A Bonus Award will not exceed 200% of Salary.

2.5	Nature of Bonus Awards: Bonus Awards may take the form of cash or Bonus Shares, or a combination of cash and Bonus Shares, as the Committee may determine; provided, for Participants who are subject to taxation under the federal income tax rules of the United States of America, the portion of the Bonus Awards that will be comprised of cash and the portion that will be comprised of Bonus Shares must be determined at the time such Bonus Awards are determined and notified to Participants under Rule 2.6. A Bonus Award of Bonus Shares may take the form of a Conditional Award or a Forfeitable Award and shall be deferred until the Release Date determined by the Committee. The Committee may also determine that a specified ratio of Matching Shares shall be awarded on the Release Date. The Committee may determine that there shall be more than one Release Date in respect of a Bonus Award. The ratio of Matching Shares to Bonus Shares comprised in a Bonus Award shall not exceed one Matching Share to two Bonus Shares.

2.6	Notification of Participants: Participants shall be notified, in writing, that they have been selected for participation in the Plan. The notice shall include details of any Performance Target, the percentage of Salary, the nature of the Bonus Award, the Release Date and, if relevant, the ratio of Matching Shares.

2.7	Variation: Subject to Rule 11.2, the Committee may, at any time after giving notice of participation, vary its terms as regards the operation of the Plan generally or in respect of any Participant and specify any other terms applicable to the operation of the Plan.

3	Starters, leavers and Reconstructions and Takeovers

3.1	The Committee may permit an employee to join the Plan part way through a financial year, on the basis that the Bonus Award is either payable for the full year or pro-rated from the date of entry, at its discretion. The Participant shall be notified of the terms of participation accordingly.

3.2	If a Participant’s employment with any Group Company terminates during the financial year by reason of ill-health, injury, disability, retirement, redundancy, death or as a result of the sale of the business or company by which he is employed, his Bonus Award will be pro-rated to the date of termination or the date of Reconstruction or Takeover, or such later date as the Committee may determine, and will be made in cash rather than in Shares, unless the Committee determines otherwise; provided that, to the extent a Participant’s Bonus Award is subject to Section 409A, such conversion of Shares to cash shall not result in an advancement or acceleration of the payment timing, unless the Participant’s termination of employment is by reason of death, in which case the payment timing shall be advanced and accelerated to the date that is 60 days after the date of his death, or otherwise as permitted under Section 409A .

3.3	If a Participant’s employment with any Group Company terminates during the financial year for any reason other than those listed in Rule 3.2, he shall not receive any Bonus Award unless the Committee decides otherwise.

3.4	If a Participant’s employment terminates after the end of the financial year, but before Bonus Awards have been made under rule 4, the Participant shall be entitled to receive a payment of cash under rule 4.2, but shall not be entitled to receive a Bonus Award in Shares under rule 4.3. If the reason for the termination was ill-health, injury, disability, retirement, redundancy, death, or the sale of the business or company by which he is employed, the Participant shall be entitled to a cash amount equivalent to the Bonus Award in Shares that would otherwise have been made under rule 4.3, unless the Committee determines otherwise; provided that, to the extent a Participant’s Bonus Award is subject to Section 409A, such conversion of Shares to cash shall not result in an advancement or acceleration of the payment timing, unless the Participant’s termination of employment is by reason of death, in which case the payment timing shall be advanced and accelerated to the date that is 60 days after the date of his death, or otherwise as permitted under Section 409A. The Participant will have no entitlement if the termination was for any other reason, unless the Committee determines otherwise.

3.5	For the purposes of Rule 3 and Rule 8, and subject to the Committee’s discretion to determine otherwise, a Participant’s employment with a Group Company will be treated as having terminated at the following times:

3.5.1	If a Participant’s employment terminates by reason of redundancy, the date of termination will be the date on which the Participant’s notice period would have ended, if that is later than the date of actual termination;

3.5.2	If a Participant resigns, the date of termination will be the date on which notice of resignation is given;

3.5.3	In all other circumstances, the date of actual termination will apply.

3.6	If there is a Reconstruction or Takeover during the financial year, Bonus Awards will be pro-rated to the date of the Reconstruction or Takeover, or such later date as the Committee may determine, and will be made in cash rather than in Shares, unless the Committee determines otherwise. If there is a Reconstruction or Takeover during the period between the end of the financial year and the making of Bonus Awards under rule 4, Bonus Awards will be made in full, and will be made in cash rather than in Shares, unless the Committee determines otherwise. Notwithstanding the foregoing, to the extent a Participant’s Bonus Award is subject to Section 409A, such payment in cash rather than Shares will result in an advancement or acceleration of the payment timing only to the extent provided in Rule 6.3.

4	Making of Bonus Awards

4.1	Calculation of Bonus Award: As soon as practicable after the end of the financial year, the Performance Target (if any) shall be evaluated, and the amount of each Participant’s Bonus Award shall be calculated.

4.2

Bonus Awards in Cash: Bonus Awards payable in cash shall be paid as soon as practicable by the Company or, where relevant the Group Company employing the Participant, and in any event within 90 days of the end of the financial year, with the exception of Participants who are subject to taxation under the federal income tax rules of the United States of America, where the payment shall be made no later than 15 March of the calendar year following the financial year.

4.3	Bonus Awards in Shares: in respect of each Bonus Award in Shares, the Company shall determine whether to make it in the form of a Conditional Award or a Forfeitable Award, and shall grant such award to the relevant Participant over the relevant number of Shares as specified in 4.3.1 and 4.3.2 below; provided, for Participants who are subject to taxation under the federal income tax rules of the United States of America, the percentage of Shares that will be a Conditional Award and the percentage of Shares that will be a Forfeitable Award must be determined at the time the Bonus Awards are determined and notified to the Participant under Rule 2.6. The relevant number of Shares will be calculated by reference to the average of the middle market quotation of a Share for the three business days following the announcement of the Company’s results for the relevant financial year or such other days as the Company may determine. The middle market quotation is taken from the Daily Official List of the London Stock Exchange.

4.3.1	Conditional Award: the Participant is entitled to receive the relevant number of Shares on the Release Date, provided he remains an employee of a Group Company until the Release Date.

4.3.2	Forfeitable Award: the relevant number of Shares is transferred to the Participant or his nominee for his absolute benefit but on terms that he may forfeit them if he ceases to be an employee of a Group Company before the Release Date, and on any other terms contained in the Forfeitable Share Agreement. The Participant must sign the Forfeitable Share Agreement within a specified time, and failure to do so will result in the forfeiture of the Shares, unless the Company decides otherwise.

4.3.3	Dividend equivalent: when making a Conditional Award, the Committee may specify that the Participant is entitled to a cash payment equal to the net dividends paid on the Shares between the date of the Bonus Award and the Release Date (less tax), provided he remains an employee of a Group Company until the Release Date. Alternatively the Committee may specify that the Participant is entitled to receive a cash payment equal to each net dividend (less tax) that is paid on the Shares subject to the Bonus Award, as soon as practicable after the dividend is paid, provided he remains an employee of a Group Company until the date on which the dividend is paid,

4.4	Matching Shares: If specified in the Participant’s notification under Rule 2.6, the Company shall at the same time as making the Bonus Award in Shares, also grant to the relevant Participant the right to receive the relevant number of Matching Shares on the Release Date, conditional on the Participant remaining an employee of a Group Company until the Release Date.

5	Plan limits

5.1	10 per cent. 10 year limit

The number of Shares which may be allocated under the Plan on any day must not exceed 10 per cent. of the ordinary share capital of the Company in issue immediately before that day, when added to the total number of Shares which have been allocated in the previous 10 years under the Plan and any other employee share plan operated by the Company.

5.2	5 per cent. 10 year limit

The number of Shares which may be allocated under the Plan on any day must not exceed 5 per cent. of the ordinary share capital of the Company in issue immediately before that day, when added to the total number of Shares which have been allocated in the previous 10 years under the Plan and any other discretionary employee share plans operated by the Company.

5.3	1.5 per cent. 1 year limit

The number of Shares which may be allocated under the Plan on any day must not exceed 1.5 per cent. of the ordinary share capital of the Company in issue immediately before that day when added to the total number of Shares which have been allocated in the previous 12 months under the Plan, the Option Plan and the LTIP.

5.4	Exclusions

Where a right to acquire Shares is released or lapses without being exercised, the Shares concerned are ignored when calculating the limits in this Rule 5. Shares awarded as partnership shares under the SIPs are also ignored.

5.5	“Allocate” means granting an option or other right to acquire unissued Shares, or if there is no such grant, the issue and allotment of Shares, and except in the case of the limit in 5.3 includes grants in exchange for rights granted by InterContinental Hotels Group PLC (with registered number 4551528).

6	Participant’s Rights before the Release Date

6.1	Shareholder rights: Before the Release Date the Participant has:

6.1.1	all shareholder rights in respect of Bonus Shares which are subject to a Forfeitable Award, and

6.1.2	no shareholder rights in respect of any Bonus Shares which are subject to a Conditional Award or in respect of any Matching Shares.

6.2	Variation of share capital etc: The Committee may vary the number of Shares comprised in a Conditional Award (including any Matching Shares) to take account of any variation of the share capital of the Company, or any special dividend or other transaction which might adversely affect the value of the Shares, to ensure that the Participant is not disadvantaged.

6.3

Reconstruction or Takeover: In the event of a Reconstruction or Takeover, the Committee may determine that the Release Date for the Shares comprised in a Bonus Award (including any Matching Shares), or cash of equivalent value, should be advanced to the effective date of such event, or to such other date as the Committee may think appropriate; provided, for a Participant who is subject to taxation under the federal income tax rules of the United States of America, the Release Date with respect to a Bonus Award subject to Section 409A may be advanced only if the Reconstruction or Takeover constitutes a Change in Ownership under Section 409A in which case the transfer or payment, as applicable, shall be made upon the date of the Reconstruction or Takeover. However, in the case of a Reconstruction or Takeover involving the exchange of Shares for shares in another company, or in more than one other company, the Committee may determine that the Participant’s right to the Shares comprised in a Bonus Award (including any Matching Shares) should be replaced by a right to the appropriate number of shares in that other company or companies; provided, for Bonus Shares of Participants who are subject to taxation under the federal income tax rules of the United States of America, this provision shall not apply if the Reconstruction or Takeover is also a Change in Ownership under Section 409A; and if the Reconstruction or Takeover is not a Change in Ownership under Section 409A, any such replacement of Shares with shares in another company or companies, if made, shall be made in a manner consistent with the requirements of Section 409A.

6.4	Other events: The Committee has discretion to take such action as it may think appropriate if other events happen which may have an effect on Bonus Awards.

7	Clawback

7.1	Notwithstanding any other Rule of the Plan, if circumstances occur which, in the reasonable opinion of the Committee, justify a reduction in one or more Bonus Awards granted to any one or more Participants the Committee may in its discretion at any time:

7.1.1	prior to the Release Date (in the case of a Conditional Award or a Forfeitable Award); or

7.1.2	prior to the payment of a Bonus Award (in the case of a Bonus Award payable in cash),

determine (acting fairly and reasonably) that the cash amount payable under a Bonus Award or the number of Bonus Shares and/or Matching Shares over which a Bonus Award is granted shall be reduced to such amount or number (including to nil) as the Committee considers appropriate in the circumstances and any entitlement to a related dividend equivalent shall be correspondingly reduced.

7.2	The circumstances in which the Committee may consider that it is appropriate to exercise its discretion under Rule 7.1, include the following:

7.2.1	the misconduct of a Participant which results in or is reasonably likely to result in:

(i)	significant reputational damage to the Company, any Group Company or to a relevant business unit (as appropriate);

(ii)	a material adverse effect on the financial position of the Company, any Group Company or to a relevant business unit (as appropriate); or

(iii)	a material adverse effect on the business opportunities and prospects for sustained performance or profitability of the Company, any Group Company or relevant business unit (as appropriate);

7.2.2	a material misstatement or restatement in the Company’s or any Group Company’s audited financial accounts (other than as a result of a change in accounting practice).

7.3	If the Committee decides to exercise its discretion under this Rule 7, it shall confirm this in writing to each affected Participant. For the purposes of these Rules, the Bonus Award shall be deemed to have been granted over the reduced cash amount, or reduced number of Bonus Shares or Matching Shares (as the case may be), save that if the Bonus Award is reduced to nil, the Bonus Award shall be treated as if it had never been granted and a Participant (including a Participant who has left employment before the Release Date or the payment date of the cash amount (as the case may be) other than by reason of death) shall have no rights to any cash amount, Bonus Shares, Matching Shares or corresponding dividend equivalent.

7.4	Notwithstanding the foregoing, to the extent required to comply with applicable US law, stock exchange listing requirements, and/or any compensation recovery policy adopted by the Committee in the future (whether before or after the grant of any Awards), the Committee may unilaterally amend Rule 7 and such amendment shall be binding on all affected Participants and their outstanding and future Awards; provided, regardless of whether the Committee makes such a unilateral amendment, all Participants shall be bound by any compensation recovery policy adopted by the Company in the future (whether before or after the grant of any Awards).

8	Termination of employment before the Release Date

8.1	Ill-health, disability, etc.: If the Participant’s employment with a Group Company is terminated before the Release Date by reason of ill-health, injury, disability, retirement, redundancy, death or as a result of the sale of the business or company which he is employed, the Release Date for some or all of the Shares comprised in his Bonus Award, including any Matching Shares, may, at the discretion of the Committee, be advanced to the date of termination, or such other date as the Committee may consider appropriate. If the Committee does not so determine, the Release Date remains unchanged. Notwithstanding the foregoing, if the Participant is subject to taxation under the federal tax rules of the United States of America, the Release Date may not be advanced, unless the Participant’s termination of employment is by reason of death, in which case the payment timing shall be advanced and accelerated to the date that is 60 days after the date of his death, or otherwise as permitted under Section 409A.

8.2	Reconstruction or Takeover: If the Participant’s employment with a Group Company is terminated in connection with a Reconstruction or Takeover before the Release Date, the Release Date in respect of all the Shares comprised in his Bonus Award, including any Matching Shares, is advanced to the date of termination of employment; provided, for the Bonus Shares of Participants who are subject to taxation under the federal income tax rules of the United States of America, (i) if the Reconstruction or Takeover is also a Change in Ownership, this Section 8.2 shall not apply to such Bonus Shares because Section 6.3 would have already taken effect upon the date of the Reconstruction or Takeover; and (ii) if the Reconstruction or Takeover is not also a Change in Ownership, the Release Date shall not be advanced.

8.3	Other terminations: If the Participant ceases to be in the employment of any Group Company before the Release Date for any other reason, all Shares subject to Forfeitable Awards are forfeited, and his right to receive Shares pursuant to a Conditional Award on the Release Date is lost, unless the Committee decides otherwise.

8.4	Rule 3.5 applies to the determination of the time when employment terminates.

9	Release Date

9.1	Subject to Rule 3, Rule 7, Rule 8 and Rule 9.2, the Participant is entitled to receive the Shares comprised in his Conditional Award and any award of Matching Shares on the Release Date. However, the Company may decide to satisfy any Conditional Award and any award of Matching Shares by paying an equivalent amount in cash, if it considers in its discretion that this would be appropriate.

9.2	In the event that the acquisition or disposal of Shares by a Participant is not permitted by law or by any restrictions imposed pursuant to the provisions of any dealing restrictions imposed by the authorities in any relevant jurisdiction, the Release Date in respect of that Participant will be deferred until after the ending of such restrictions unless the Committee decides otherwise; provided, for Participants who are subject to taxation under the federal income tax rules of the United States of America, such a deferral shall be effected only to the extent permitted under Section 409A.

10	General

10.1	Notices: Any notice or other document given to any Participant pursuant to the Plan shall be delivered to him or sent by post to him at his home address according to the records of his employing company or such other address as may appear to the Committee to be appropriate. Notices or other documents sent by post shall be deemed to have been given 5 days following the date of posting.

10.2	Documents sent to Shareholders: The Company is not obliged to send to Participants copies of any documents or notices sent to the holders of its Shares.

10.3	Reimbursement: Each relevant Group Company shall reimburse the Company for any costs incurred in connection with the Bonus Awards to Participants who are employed by them.

10.4	Withholding: The Company, and any relevant Group Company may withhold any amounts or make such arrangements, including the sale of any Shares on behalf of a Participant as are necessary to meet any liability to taxation or social security contributions in respect of any Bonus Award (including any Matching Shares).

10.5	Committee’s decisions final and binding: The decision of the Committee in connection with any interpretation of the Plan Rules or in any dispute relating to any matter relating to the Plan shall be final and conclusive.

10.6	Costs: The costs of introducing and administering the Plan will be borne by the Company.

10.7	Regulations: The Committee will have power from time to time to make or vary regulations for the administration and operation of the Plan provided that the same are not inconsistent with these Rules.

10.8	Terms of employment:

10.8.1	For the purposes of this Rule 10.8, “Employee” means any Participant, or any other person.

10.8.2	This Rule 10.8 applies:

(i)	whether the Company has full discretion in the operation of the Plan, or whether the Company could be regarded as being subject to any obligations in the operation of the Plan;

(ii)	during an Employee’s employment or employment relationship; and

(iii)	after the termination of an Employee’s employment or employment relationship, whether the termination is lawful or unlawful.

10.8.3	Nothing in the Rules or the operation of the Plan forms part of the contract of employment or employment relationship of an Employee. The rights and obligations of an Employee are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment or a continued employment relationship.

10.8.4	The grant of Bonus Awards and Matching Shares on a particular basis in any year does not create any right to or expectation of the grant of Bonus Awards and Matching Shares on the same basis, or at all, in any future year.

10.8.5	No Employee is entitled to participate in the Plan, or be considered for participation in it, at a particular level or at all. Participation in one operation of the Plan does not imply any right to participate, or to be considered for participation in any later operation of the Plan.

10.8.6	Without prejudice to an Employee’s right to receive the Bonus Shares comprised in an Award and any Matching Shares subject to and in accordance with the express terms of the Rules and the Performance Condition, no Employee has any rights in respect of the exercise or omission to exercise any discretion, or the making or omission to make any decision, relating to the Bonus Award and any Matching Shares. Any and all discretions, decisions or omissions relating to the Bonus Award or Matching Shares may operate to the disadvantage of the Employee, even if this could be regarded as capricious or unreasonable, or could be regarded as in breach of any implied term between the Employee and his employer, including any implied duty of trust and confidence. Any such implied term is excluded and overridden by this Rule 10.8.

10.8.7	No Employee has any right to compensation for any loss in relation to the Plan, including:

(i)	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason (including lawful or unlawful termination of employment or the employment relationship);

(ii)	any exercise of a discretion or a decision taken in relation to a Bonus Award or Matching Shares or to the Plan, or any failure to exercise a discretion or take a decision;

(iii)	the operation, suspension, termination or amendment of the Plan.

10.8.8	Participation in the Plan is permitted only on the basis that the Participant accepts all the provisions of the Rules, including in particular this Rule 10.8. By participating in the Plan, an Employee waives all rights under the Plan, other than the right to receive Shares subject to and in accordance with the express terms of the Rules and the Performance Condition, in consideration for, and as a condition of, the grant of a Bonus Award or Matching Shares under the Plan.

10.8.9	Nothing in this Plan confers any benefit, right or expectation on a person who is not an Employee. No such third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

10.8.10	Each of the provisions of this Rule 10.8 is entirely separate and independent from each of the other provisions. If any provision is found to be invalid then it will be deemed never to have been part of these Rules and to the extent that it is possible to do so, this will not affect the validity or enforceability of any of the remaining provisions.

10.9	Data protection: By participating in the Plan the Participant consents to the holding and processing of personal data provided by the Participant to the Company for all purposes relating to the operation of the Plan. These include, but are not limited to:

10.9.1	administering and maintaining Participant records;

10.9.2	providing information to trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;

10.9.3	providing information to future purchasers of the Company or the business in which the Participant works;

10.9.4	transferring information about the Participant to a country or territory outside the European Economic Area.

11	Amendments and Termination

11.1	Committee’s powers of amendment: Subject to the following provisions of this rule, the Committee may in its discretion waive, amend or add to the Rules as it thinks fit.

11.2	Participants’ Consent: No amendment shall be made which would have the effect of abrogating or altering adversely in any material respect any of the subsisting rights of Participants in relation to Shares comprised in a Bonus Award, except with the consent of the majority of the Participants affected by the proposed amendment.

11.3	Participants who move overseas: Notwithstanding any other provision of the Plan the Committee may amend, vary or add to the provisions of the Plan as it considers necessary or desirable to take account of, or to mitigate, or to comply with relevant overseas taxation, securities or exchange control laws, provided that the benefits granted to such Participants are not overall more favourable than the benefits granted to other Participants.

11.4	Notice: As soon as reasonably practicable after making any alteration to the Plan, the Committee will give written notice to any Participant materially affected by the alteration.

11.5	Termination of the Plan: The Committee may terminate the Plan at any time.

12	Governing Law

12.1	The Plan is governed by English law and if there is any conflict of laws English law will prevail. All Group Companies and all Participants shall submit to the jurisdiction of the English Courts as regards any matter arising under the Plan.

13	Section 409A

13.1	With respect to Awards granted to Participants who are subject to taxation under the federal income tax rules of the United States of America, the Plan is intended to comply with the requirements of Section 409A, and the provisions of the Plan and any Award document shall be interpreted in a manner that satisfies the requirements of Section 409A, and the Plan shall be operated accordingly. If any provision of the Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition will be interpreted and deemed amended so as to avoid this conflict. Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any Award document is not warranted or guaranteed.